UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                         Suite 600 - 200 Burrard Street,
                      Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    July 15, 2005                        By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

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                                                            [LOGO - TECKCOMINCO]
                                     -------------------------------------------

                                                           EXTERNAL NEWS RELEASE
                                                                        05-14-TC

FOR IMMEDIATE RELEASE:   July 14, 2005


                  TRAIL SMELTER CONTRACT TALKS REACH IMPASSE

Trail, B.C. -- Teck Cominco will shut down its Trail lead and zinc smelting operations if unionized employees follow through with a threatened strike. United Steelworkers Locals 480 and 9705 said it will issue 72 hour strike notice on Friday after negotiations broke off today.

Mediator Mark Brown of the BC Labour Relations Board will issue a ruling on maintaining essential services tomorrow leaving the door open for strike action. It is expected that picket lines will go up Tuesday morning.

"We regret that talks have broken down and the impact that a possible work stoppage could have on our employees, their families, and the local communities," says Teck Cominco spokesperson Mark Edwards.

Edwards says Teck Cominco remains committed to achieving a fair settlement and hopes to see the resumption of productive contract negotiations with the company's unionized employee group.

If a strike occurs, Trail Operations would be shut down in a safe and systematic manner. The company is working with its customers to minimize any inconvenience.

Essential services will be maintained including the operation and maintenance of key environmental equipment, environmental monitoring, fire watch and the supply of drinking water to local communities.

The reduction in operating profit from the shutdown of the Trail operations will be partially offset by increased sales of power and will therefore have a minimal impact on the financial results of the company.

USWA Local 480 represents about 1,035 production employees at the Trail Operations. USWA Local 9705 represents approximately 200 technical and clerical workers.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada with assets totaling approximately $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The Company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at www.teckcominco.com.

                                    - 30 -


FOR MORE INFORMATION CONTACT:
MARK EDWARDS 250.364.4308/CAROL VANELLI-WOROSZ 250.364.4113



                              TECK COMINCO LIMITED
        200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
     TEL: (604) 687-1117     FAX: (604) 687-6100      www.teckcominco.com